Exhibit 99.1

Aurora Mobile Limited Announces Appointment of New Director

SHENZHEN, China, July 16, 2019 (GLOBE NEWSWIRE) — Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading mobile big data solutions platform in China, today announced that its board of directors (the “Board”) has appointed Mr. Yi Kuang as a director, effective July 16, 2019, replacing Ms. Siqi Liu, who resigned from the Board for personal reasons.

Mr. Yi Kuang currently serves as managing director of Fosun RZ Capital. Prior to joining Fosun RZ Capital, Mr. Kuang served as an investment director at Legend Holdings (HKSE: 3396). Previously, he participated in the launch and establishment of Lenovo Star, an angel investment business, and served as the director of Lenovo Star’s Suzhou Incubator Base. Prior to that, Mr. Kuang was a consultant at McKinsey & Company. Mr. Kuang received his bachelor’s and master’s degrees in computer science from Zhejiang University.

Mr. Weidong Luo, Chairman and Chief Executive Officer of the Company, commented, “I’d like to warmly welcome Mr. Kuang to the Board where I’m confident his extensive investment experience will greatly benefit Aurora Mobile as we work to drive sustainable long-term growth. I look forward to working with him closely going forward. I’d also like to thank Ms. Liu for her service to Aurora Mobile over the past year and wish her all the best in her future endeavors.”

About Aurora Mobile Limited

Founded in 2011, Aurora is a leading mobile big data solutions platform in China, pioneered in providing mobile developer services such as push notification, instant messaging, analytics, sharing and short message service (SMS). Aurora has served approximately 419 thousand mobile app developers and approximately 1,165 thousand mobile applications, accumulated data from nearly 22.7 billion installations of the Company’s software development kits (SDKs), with monthly unique active device base of nearly 1.07 billion, as of March 2019. Based on Aurora’s vast data coverage and insights garnered, the Company has expanded its offerings into big data solutions, including targeted marketing, financial risk management, market intelligence and location-based intelligence. By utilizing artificial intelligence and machine learning, Aurora strives to help improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

For more information, please visit http://ir.jiguang.cn/

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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